Exhibit 4.9

Form of Exchange and Subscription Agreement

February 4, 2015

Layne Christensen Company

1800 Hughes Landing

Boulevard, Suite 700

The Woodlands, TX 77380

Attn: Chief Executive Officer

Re:	Layne Christensen Company Exchange and Subscription for 8.00% Second Lien Senior Secured Convertible Notes

Ladies and Gentlemen:

The undersigned beneficial owner (the “Investor”) of 4.25% Convertible Senior Notes due 2018, CUSIP 521050 AA2 and ISIN US521050AA28 (the “Old Notes”) issued by Layne Christensen Company, a Delaware corporation (the “Company”), hereby agrees with the Company and the guarantor parties hereto (collectively, the “Guarantors”) to (1) exchange (the “Exchange”) certain Old Notes for the Company’s 8.00% Second Lien Senior Secured Convertible Notes (the “New Notes”) and (2) subscribe for and purchase from the Company (the “Purchase”) additional New Notes for cash, in each case pursuant and subject to the terms and conditions set forth in this Exchange and Subscription Agreement.  The Investor understands that the Exchange and Purchase are being made without registration under the Securities Act of 1933, as amended (the “Securities Act”), or any securities laws of any state of the United States or of any other jurisdiction, and are being made only to beneficial owners of Old Notes who are both “accredited investors” (as defined in Rule 501 of Regulation D under the Securities Act) and “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in reliance upon a private placement exemption from the registration and prospectus-delivery requirements of the Securities Act.  Certain terms of the New Notes, the Exchange and the Purchase are described in the Company’s Offering Circular, dated January 31, 2015 (the “Offering Circular,” which term shall include all attachments thereto).

As used herein, “Exchange and Subscription Agreements” means this Exchange and Subscription Agreement together with all other exchange and subscription agreements in substantially the same form executed by other investors for the exchange and purchase of New Notes.

1. Authorization and Form of the New Notes and New Note Guarantees; Security.  The New Notes will be issued pursuant to, and governed by the terms of, an indenture (the “Indenture”) to be dated as of the Closing Date (as defined below), among the Company, the Guarantors and U.S. Bank National Association, as trustee (in such capacity, the “New Notes Trustee”) and collateral agent (in such capacity, the “Collateral Agent”), which contains the form of the New Notes.  The form of the Indenture is attached as Annex B to the Offering Circular.  Certain terms of the New Notes are set forth in Annex V hereto.  The New Notes will be guaranteed (the “New Note Guarantees”) by the Guarantors in the manner set forth in the Indenture.  The New Notes will be secured by the Collateral (as defined in the Indenture), subject to the terms of the Indenture and the terms of the security agreements listed on Annex I hereto (collectively, the “Security Agreements”), dated as of the Closing Date, between the Collateral Agent and PNC Bank, National Association.  Subject to the terms of the Indenture, the New Notes will be convertible into shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), and cash in lieu of fractional shares.

2. Terms of the Exchange and the Purchase.  Subject to the terms and conditions of this Exchange and Subscription Agreement, (1) the Investor hereby agrees to exchange an aggregate principal amount (the “Exchanged Principal Amount”) of Old Notes set forth on the signature page hereto (such Old Notes, the “Exchanged Old Notes”) for New Notes having an aggregate principal amount equal to ninety percent (90%) of the Exchanged Principal Amount (rounded, if necessary and in the manner set forth on the signature page hereto, to an integral multiple of $1,000 in principal amount) (such aggregate principal amount of New Notes, as so rounded, if applicable, the “Exchanged New Notes”), and the Company hereby agrees to issue and sell such aggregate principal amount of Exchanged New Notes to the Investor in exchange for such Exchanged Old Notes; and (2) the Investor hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to the Investor, additional New Notes (the “Purchased New Notes”) having an aggregate principal amount equal to the principal amount of the Exchanged New Notes (the “Purchased Principal Amount”), at a purchase price in cash equal to 100% of the Purchased Principal Amount (such aggregate cash purchase price, the “Cash Purchase Price”); provided, however, that the total cash consideration (the “Cash Amount”) due by the Investor hereunder pursuant to the Exchange and Purchase shall be the amount set forth on the signature page hereto, which Cash Amount shall consist of the Cash Purchase Price as adjusted to account, as applicable, for (x) any rounding described in clause (1) above and (y) unpaid interest that has accrued on the Exchanged Old Notes from, and including, November 15, 2014 to, but excluding, the Closing Date (the “Unpaid Interest”).  Notwithstanding anything to the contrary in the foregoing, if the right to purchase Purchased New Notes has been assigned by Investor pursuant to Section 11, the Cash Purchase Price shall not be reduced by the Unpaid Interest and all Unpaid Interest shall be paid directly to Investor by the Company.

3. The Closing.  The closing of the Exchange and the Purchase (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022-4834 at 10:00 a.m., New York City time, on the fifteenth trading day after the date hereof (T+15), or as soon thereafter as all closing conditions in Section 8 have been satisfied (the “Closing Date”).

4. The Terms of the Exchange and the Purchase; Closing Mechanics.

Subject to the terms and conditions of this Exchange and Subscription Agreement, the Investor hereby sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in the Exchanged Old Notes.

The Depository Trust Company (“DTC”) will act as securities depositary for the New Notes.  At or prior to 10:00 a.m., New York City time, on the Closing Date, the Investor shall:

(i) transfer the Cash Amount by wire of immediately available funds to the account of the Company provided by the Company to the Investor; and

(ii) cause the Exchanged Old Notes to be delivered, by book entry transfer through the facilities of DTC, to U.S. Bank National Association, in its capacity as the trustee of the Old Notes (in such capacity, the “Old Notes Trustee”), on behalf of the Company.

On the Closing Date, subject to satisfaction of the conditions precedent specified in Section 8 of this Exchange and Subscription Agreement and the prior receipt, by the Company, of the Exchanged Old Notes and the Cash Amount as provided above:

(i) the Company and each Guarantor shall execute and deliver the Indenture and the Security Agreements to which they are a party and deliver to the Collateral Agent all documents or instruments required to be delivered pursuant to the Security Agreements and taken all actions required to be taken to perfect the security interest in the Collateral (as defined in the Indenture) (including, without limitation, such actions listed on Annex II hereto (the “Perfection Actions”)), other than such actions expressly permitted to be taken after the Closing Date pursuant to Section 14.01(e) the Indenture;

(ii) the Company and the Guarantors shall cause the Intercreditor Agreement (as defined in Annex I attached hereto) to be executed and delivered by the parties thereto; and

(iii) the Company shall execute, and cause the New Notes Trustee to authenticate and deliver to the DTC account specified by the Investor on the signature page to this Exchange and Subscription Agreement, the Exchanged New Notes and the Purchased New Notes.

5. Representations and Warranties of the Company and the Guarantors. Each of the Company and the Guarantors, jointly and severally, represents and warrants to the Investor that:

(a) The Company and each of the Guarantors (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has full power and authority to (A) execute, deliver and perform its obligations under this Exchange and Subscription Agreement, the Indenture, the Security Agreements to which it is a party and the New Notes and (B) carry on its business and to own, lease and operate its properties and assets as described in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014 or in any Current Report on Form 8-K or Quarterly Report on Form 10-Q of the Company filed with or furnished to the Securities and Exchange Commission (the “SEC”) after January 31, 2014 (such filings, collectively, the “Exchange Act Reports”) and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation, partnership or other entity as the case may be, authorized to do business in each jurisdiction in which the nature of such business or the ownership or leasing of such properties requires such qualification, except where the failure to be so qualified would not individually or in the aggregate have a material adverse effect on (w) the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries (as defined in Rule 405 under the Securities Act, the “Subsidiaries”), taken as a whole, (x) the ability of the Company or any of its Subsidiaries to perform its obligations under the Exchange and Subscription Agreements, the Indenture, the Security Agreements or the New Notes

(collectively, the “Documents”), (y) the validity or enforceability of any of the Documents, or (z) the consummation of any of the transactions contemplated by the Documents (each, a “Material Adverse Effect”).

(b) The Exchanged New Notes and the Purchased New Notes have been duly and validly authorized by the Company and, when issued and authenticated in accordance with the Indenture and delivered to and paid for by the Investor in accordance with the terms hereof, will have been duly executed and delivered by the Company and will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforcement thereof may be subject to (1) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally; and (2) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(c) The New Note Guarantees have been duly and validly authorized by the Guarantors and, when the Indenture has been executed and delivered by such Guarantor and the Exchanged New Notes and the Purchased New Notes have been issued and authenticated in accordance with the Indenture and delivered to and paid for by the Investor in accordance with the terms hereof, each Guarantor’s New Note Guarantees with respect to such Exchanged New Notes and the Purchased New Notes will constitute legal, valid and binding obligations of such Guarantor, enforceable against such Guarantor in accordance with their terms, except that the enforcement thereof may be subject to (1) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally; and (2) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(d) The Indenture has been duly and validly authorized by the Company and the Guarantors and, at the Closing Date, will have been duly executed and delivered by the Company and the Guarantors and will constitute a legal, valid and binding obligation of each of the Company and the Guarantors, enforceable against each of the Company and the Guarantors in accordance with its terms, except that the enforcement thereof may be subject to (1) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally; and (2) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(e) Each of the Security Agreements to which the Company or a Guarantor is a party has been duly and validly authorized by the Company and each Guarantor, as applicable, and, at the Closing Date, will have been duly executed and delivered by the Company and each Guarantor, as applicable, and will constitute a legal, valid and binding obligation of the Company and each Guarantor, as applicable, enforceable against the Company and each Guarantor, as applicable, in accordance with its terms, except that the enforcement thereof may be subject to (1) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally; and

(2) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(f) The shares of Common Stock issuable upon conversion of the Exchanged New Notes and the Purchased New Notes (the “Conversion Shares”) have been duly authorized and reserved for issuance upon such conversion by all necessary corporate action, and the Conversion Shares, when and if issued upon conversion in accordance with the terms of the Indenture, will be validly issued, fully paid and non-assessable.  The issuance of the Conversion Shares upon conversion will not be subject to the preemptive or other similar rights of any securityholder of the Company.

(g) Assuming the accuracy of the representations and warranties of the Investor and each other investor executing an Exchange and Subscription Agreement, (1) each of the Exchange and the Purchase are exempt from the registration and prospectus-delivery requirements of the Securities Act; and (2) the Indenture is not required to be qualified under the Trust Indenture Act of 1939, as amended.

(h) The New Notes, when issued, will not be of the same class as securities listed on a national securities exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or quoted in a U.S. automated inter-dealer quotation system, within the meaning of Rule 144A(d)(3)(i) under the Securities Act.

(i) Neither the execution, delivery or performance of the Documents nor the consummation of any of the transactions contemplated by the Documents (including the application of the proceeds from the issuance and sale of the New Notes pursuant to the Exchange and Subscription Agreements) will conflict with, violate, constitute a breach of or a default (with the passage of time or otherwise) or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of a Lien (as defined in the Indenture), other than any Lien in favor of the Collateral Agent under the Documents, on any assets of the Company or any of its Subsidiaries, including, without limitation, the Guarantors, or in the imposition of any penalty, under or pursuant to (1) the Charter Documents (as defined below) of the Company or its Subsidiaries; (2) any agreement, contract or instrument that is material to the Company and its subsidiaries, taken as a whole (including, without limitation, the Senior Credit Agreement (as defined in the Indenture) after giving effect to the Fifth Amendment thereto); (3) any U.S. or non-U.S. federal, state or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction (collectively, “Applicable Law”) of any U.S. or non-U.S. federal, state, local or other governmental or regulatory authority, governmental or regulatory agency or body, court, arbitrator or self-regulatory organization (each, a “Governmental Authority”), applicable to the Company or any of its Subsidiaries or any of their respective properties, except, in the case of this clause (3), for any filings that may be required to be made by the Company after the Closing Date under the securities or “Blue Sky” laws of U.S. state or non-U.S. jurisdictions or other non-U.S. laws applicable to the purchase of the New Notes outside the United States in connection with the transactions contemplated by the Exchange and Subscription Agreements, which filings shall be made by the Company within the applicable prescribed time periods; or (4) any order, writ, judgment, injunction, decree, determination or award binding upon or affecting the Company or any of its Subsidiaries.

As used herein, (1) “Charter Documents” of a corporation, limited liability company or other entity means such company or entity’s certificate or articles of incorporation, by-laws or other organizational documents, as applicable and (2) “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries or any of their respective properties.

(j) Neither the Company nor any Guarantor is (i) in violation of its Charter Documents; or (ii) in violation of any Applicable Law of any Governmental Authority, applicable to any of them or any of their respective properties, except, in the case of clause (ii) for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There exists no condition that, with the passage of time or otherwise, would constitute a violation of such Charter Documents or Applicable Laws, except, in the case of Applicable Laws, for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k) No consent, approval, authorization, order, filing or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of the Documents or the consummation of the transactions contemplated by the Documents, except for (1) those that have been obtained or made at or prior to the Closing, as the case may be, that are in full force and effect and (2) any filings as may be required to be made by the Company under the securities or “Blue Sky” laws of U.S. state or non-U.S. jurisdictions or other non-U.S. laws applicable to the purchase of the New Notes outside the United States in connection with the transactions contemplated by the Exchange and Subscription Agreements, which filings shall be made by the Company within the applicable prescribed time periods.

(l) As of the date hereof and, after giving effect to the issuance and sale of the New Notes pursuant to the Exchange and Subscription Agreements and the application of the proceeds from the issuance and sale of the New Notes pursuant to the Exchange and Subscription Agreements, none of the Company or its Subsidiaries, including, without limitation, the Guarantors, is or will be an “investment company” that is required to be registered under the Investment Company Act of 1940, as amended.

(m) On the Closing Date, after giving pro forma effect to the issuance and sale of the New Notes pursuant to the Exchange and Subscription Agreements and the application of the proceeds from the issuance and sale of such New Notes, each of the Company and the Guarantors (1) will be Solvent (as defined below); (2) will have sufficient capital for carrying on its business; and (3) will be able to pay its debts as they mature.  As used herein, the term “Solvent” means, with respect to a person on particular date, that on such date (1) the present fair market value (or present fair saleable value) of the assets of such person is not less than the total amount required to pay the liabilities of such person on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (2) such person is able to pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (3) assuming consummation of the issuance of New Notes pursuant to the Exchange and Subscription Agreements, such person is not incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature; (4) such person is not engaged in any business or transaction, and is not about to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such person is engaged; and (5) such person is not otherwise insolvent under the standards set forth in Applicable Laws.

(n) The Offering Circular, when taken together with the Exchange Act Reports, as of the date of the Offering Circular, did not, as of the date hereof, does not, and, at the Closing, will not, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(o) Each of the Company’s Exchange Act Reports did not, as of the date they were filed with the SEC, and, as of the date hereof, does not, and, at the Closing, will not (except to the extent superseded by subsequent Exchange Act Reports) include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Such documents, when they were filed with the SEC, conformed in all material respects to the requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

(p) Other than with respect to Jefferies LLC (the “Placement Agent”), there are no contracts, agreements or understandings (and will not be any contracts, agreements, or understandings immediately after giving effect to the transactions contemplated hereby) between the Company or any Guarantor and any person that would give rise to a valid claim against the Company, any Guarantor, or the Investor for a brokerage commission, finder’s fee or other like payment in connection with the issuance of the New Notes.

(q) Except as disclosed in the Exchange Act Reports, there are no pending actions, suits or proceedings against or affecting the Company, any of its Subsidiaries or any of their respective properties that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and, to the knowledge of the Company, no such actions, suits or proceedings have been threatened.

(r) The financial statements with respect to the Company and its consolidated subsidiaries included in the Exchange Act Reports present fairly in all material respects the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with the generally accepted accounting principles in the United States applied on a consistent basis except as disclosed in the Exchange Act Reports.

(s) Except as disclosed in the Exchange Act Reports, since the date of the latest audited financial statements of the Company included in the Exchange Act Reports, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as a whole, and, except as disclosed in or contemplated in the Exchange Act Reports, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(t) No “nationally recognized statistical rating organization” as defined in Section 3(a)(62) of the Exchange Act (i) has imposed (or has informed the Company or any Guarantor that it is considering imposing) any condition (financial or otherwise) on any rating assigned to the Company or any Guarantor, any securities of the Company or any Guarantor or (ii) has indicated to the Company or any Guarantor that it is considering (A) the downgrading, suspension, or withdrawal of, or any review for a possible change that does not indicate the direction of the possible change in, any rating so assigned or (B) any change in the outlook for any rating of the Company or any Guarantor or any securities of the Company or any Guarantor.

(u) As of the Closing Date, there will be no currently effective financing statement, security agreement or other document filed or recorded with any filing records, registry, or other document filed or recorded with any filing records, registry or other public office, that purports to cover or give notice of any Lien (as defined in the Indenture) on any assets or property of the Company or any Restricted Subsidiary, except for Permitted Liens (as defined in the Indenture).

(v) The representations and warranties of the Company and the Guarantors in the Security Agreements are true and correct.

(w) Except as disclosed in the Company’s Exchange Act Reports, none of the Company or any Subsidiary or, to the knowledge of the Company, any director, officer, employee or any agent or other person acting on behalf of the Company or any Subsidiary has, in the course of its actions for, or on behalf of, the Company or any Subsidiary (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”)) or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA or any applicable non U.S. anti-bribery statute or regulation including the U.K. Bribery Act of 2010; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee.

(x) The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or the Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

(y) Neither the Company nor the Subsidiaries nor, to the Company’s knowledge, any director, officer, agent, employee or Affiliate (as defined in the Indenture) of the Company or any of the Subsidiaries or other person acting on their behalf is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Exchange and Purchase, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that currently is subject to any U.S. sanctions administered by OFAC or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of U.S. sanctions administered by OFAC.

6. Representations and Warranties of the Investor.  The Investor hereby represents and warrants to and covenants with the Company and the Guarantors that:

(a) The Investor is a corporation, limited partnership, limited liability company or other entity, as the case may be, duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation.

(b) The Investor has full power and authority to exchange, sell, assign and transfer the Exchanged Old Notes exchanged hereby and to enter into this Exchange and Subscription Agreement and perform all obligations required to be performed by the Investor hereunder.

(c) The Investor is the beneficial owner of the Exchanged Old Notes.  When the Exchanged Old Notes are exchanged, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, adverse claims, rights or proxies.

(d) The Exchange and the Purchase will not contravene (1) any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor that would not, individually or in the aggregate, have a material adverse effect on (x) the ability of the Investors to perform its obligations under this Exchange and Subscription Agreement, (y) the validity or enforceability of this Exchange and Subscription Agreement, or (z) the consummation of any of the transactions contemplated by this Exchange and Subscription Agreement or (2) the charter or bylaws (or equivalent organizational documents) of the Investor.

(e) The Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Exchanged New Notes or the Purchased New Notes as a nominee or agent or otherwise for any other person.

(f) The Investor has received a copy of the Offering Circular.  The Investor acknowledges that no person has been authorized to give any information or to make any representation concerning the Exchange, the Purchase, the Company and the Guarantors other than as contained in the Offering Circular and the information given by the Company’s duly authorized officers and employees in connection with the Investor’s examination of the Company and the Guarantors and the terms of the Exchange and the Purchase, and the Company and the Guarantors do not take any responsibility for, and neither the Company nor any Guarantor can provide any assurance as to the reliability of, any other information that may be provided to the Investor.  The Investor hereby acknowledges that the Placement Agent does not take any responsibility for, and can provide no assurance as to the reliability of, the information set forth in the Offering Circular or any such other information.

(g) The Investor understands and accepts that the New Notes to be acquired in the Exchange and the Purchase involve risks.  The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of the Exchange, the Purchase and an investment in the New Notes.  With the assistance of the Investor’s own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the New Notes and the consequences of the Exchange, the Purchase and this Exchange and Subscription Agreement.  The Investor has considered the suitability of the New Notes as an investment in light of its own circumstances and financial condition, and the Investor is able to bear the risks associated with an investment in the New Notes.

(h) The Investor confirms that it is not relying on any communication (written or oral) of the Company, the Guarantors, the Placement Agent or any of their respective agents or affiliates as investment advice or as a recommendation to participate in the Exchange or the Purchase and receive the New Notes pursuant hereto.  It is understood that information provided in the Offering Circular, or by the Company, the Guarantors, the Placement Agent or any of their respective agents or affiliates, shall not be considered investment advice or a recommendation with respect to the Exchange or the Purchase, and that none of the Company, the Guarantors, the Placement Agent or any of their respective agents or affiliates is acting or has acted as an advisor to the Investor in deciding whether to participate in the Exchange or the Purchase.

(i) The Investor confirms that none of the Company, the Guarantors or the Placement Agent has (1) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the New Notes; or (2) made any representation to the Investor regarding the legality of an investment in the New Notes under applicable investment guidelines, laws or regulations.  In deciding to participate in the Exchange and the Purchase, the Investor is not relying on the advice or recommendations of the Company, the Guarantors or the Placement Agent, and the Investor has made its own independent decision that the investment in the New Notes is suitable and appropriate for the Investor.

(j) The Investor has had access to the filings of the Company with the SEC and such other information concerning the Company, the Guarantors and the New Notes as it deems necessary to enable it to make an informed investment decision concerning the Exchange and the Purchase.  The Investor has been offered the opportunity to ask questions of the Company and the Guarantors and their respective representatives and has received answers thereto as the Investor deems necessary to enable it to make an informed investment decision concerning the Exchange and the Purchase.

(k) The Investor understands that no federal, state, local or foreign agency has passed upon the merits or risks of an investment in the New Notes or made any finding or determination concerning the fairness or advisability of such investment.

(l) The Investor is an “accredited investor” as defined in Rule 501(a) under the Securities Act and a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.  The Investor agrees to furnish any additional information reasonably requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the Exchange and the Purchase.

(m) The Investor is acquiring the Exchanged New Notes and the Purchased New Notes solely for the Investor’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the New Notes.  The Investor understands that the offer and sale of the Exchanged New Notes and the Purchased New Notes have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof that depend in part upon the investment intent of the Investor and the accuracy of the other representations made by the Investor in this Exchange and Subscription Agreement.  The Investor understands that the Company and the Guarantors are relying upon the representations and agreements contained in this Exchange and Subscription Agreement (and any supplemental information) for the purpose of determining whether the Investor’s participation in the Exchange and the Purchase meets the requirements for such exemptions.  In addition, the Investor acknowledges and agrees that any hedging transactions engaged in by the Investor prior to the Closing in connection with the issuance and sale of the New Notes have been and will be conducted in compliance with the Securities Act and the rules and regulations promulgated thereunder.

(n) The Investor acknowledges that the terms of the Exchange and the Purchase have been mutually negotiated between the Investor and the Company.

(o) The Investor acknowledges the Company intends to pay the Placement Agent a fee in respect of the Exchange and the Purchase.

(p) The Investor will, upon request, execute and deliver any additional documents reasonably requested by the Company, the Old Notes Trustee or the New Notes Trustee to complete the Exchange and the Purchase.

(q) The Investor understands that, unless the Investor notifies the Company in writing to the contrary before the Closing, each of the Investor’s representations and warranties contained in this Exchange and Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing.

(r) The Investor’s participation in the Exchange and the Purchase was not conditioned by the Company on the Investor’s exchange of a minimum principal amount of Exchanged Old Notes.

(s) The Investor acknowledges that it had a sufficient amount of time to consider whether to participate in the Exchange and the Purchase and that none of the Company, the Guarantors or the Placement Agent has placed any pressure on the Investor to respond to the opportunity to participate in the Exchange and the Purchase.

7. Rule 144A Information.  For so long as any of the New Notes remain outstanding, the Company shall, during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act, make available, upon request, to any owner of the New Notes in connection with any sale thereof, and any prospective subsequent purchaser of such New Notes from such owner, the information required by Rule 144A(d)(4) under the Securities Act.

8. Conditions to Obligations of the Investor, the Company and the Guarantors.  The obligations of the Investor to deliver the Exchanged Old Notes and the Cash Amount and of the Company

and the Guarantors to deliver the New Notes and the related New Note Guarantees are subject to (i) the satisfaction at or prior to the Closing of the condition precedent that the representations and warranties of the Company and the Guarantors and the Investor contained in Sections 5 and 6, respectively, shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing, and (ii) the Exchange of at least $50 million, and no more than $55.5 million, aggregate principal amount of Existing New Notes and the Purchase of at least $45 million, and no more than $49.949 million, aggregate principal amount of New Notes pursuant to the Exchange and Subscription Agreements.  In addition, the obligation of the Investor to deliver the Exchanged Old Notes and the Cash Amount shall be subject to the following conditions precedent:

(a) the Company shall have caused to be delivered to the Investor, on the Closing Date, (i) a legal opinion of Stinson Leonard Street LLP, dated the Closing Date and addressed to the Investor in the form set forth in Annex III attached hereto and (ii) legal opinions of local counsel with respect to each Guarantor that is not organized in Delaware, dated the Closing Date and addressed to the Investor in the form set forth in Annex IV attached hereto;

(b) the Company shall have caused to be delivered to the Investor a certificate, dated the Closing Date, signed by the Chief Executive Officer and the principal financial or accounting officer of the Company and the Guarantors, on behalf of the Company and the Guarantors, to the effect that (i) the representations and warranties set forth in Section 5 hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Date and (ii) the Company and the Guarantors have performed and complied with all agreements and satisfied all conditions in all material respects on their part to be performed or satisfied at or prior to the Closing Date;

(c) the sale of the Exchanged New Notes and Purchased New Notes has not been enjoined (temporarily or permanently);

(d) the Collateral Agent shall have received on or prior to the Closing Date the following, in the form and substance reasonably satisfactory to the Investor:

(i) a fully executed copy of the Security Agreement and all other Security Agreements required to be delivered on the Closing Date;

(ii) Uniform Commercial Code financing statements in appropriate form for filing, naming the Company and each Guarantor as a debtor and the Collateral Agent as the secured party, or other similar instruments or documents to be filed under the Uniform Commercial Code of all jurisdictions as may be necessary or, in the reasonable opinion of the Collateral Agent and its counsel, desirable to perfect the security interests of the Collateral Agent pursuant to the Security Agreements;

(iii) with respect to Collateral constituting registered patents, trademarks and copyrights, but without limiting the foregoing clause (ii), appropriately completed copies in recordable form of such other filings for recording with the United States Patent and Trademark Office or United States Copyright Office as may be necessary or, in the reasonable opinion of the Collateral Agent and its counsel, desirable to perfect the security interests of the Collateral Agent in such Collateral pursuant to the Security Agreements;

(iv) certified copies of UCC search reports reasonably required by the Investor and certified by a party acceptable to the Collateral Agent, dated a date reasonably near to the Closing Date, listing all effective financing statements which name the Company or any Guarantor (under its present name and any previous names) as the debtor, together with copies of such financing statements (none of which shall cover any collateral described in any Security Agreement, other than such financing statements that evidence Permitted Liens (as defined in the Security Agreement)); and

(v) such other approvals, opinions, instruments or documents (including, without limitation, insurance certificates) as the Collateral Agent and the Investor may reasonably request in form and substance reasonably satisfactory to the Collateral Agent and the Investor;

(e) the Investor shall be satisfied that (i) the Collateral Agent, for the benefit of the Trustee and the holders of the New Notes, shall have a perfected, Second Priority security interest in the Collateral, to the extent required by the Security Agreements and the Indenture, (ii) no Lien exists on any of the Collateral, other than the Lien created in favor of the Collateral Agent, for the benefit of Trustee and the holders of the New Notes, except for Permitted Liens, (iii) financing statements naming the Company and each of the Guarantors have been duly filed in all appropriate jurisdictions to perfect the liens of the Collateral Agent in the Collateral and (iv) based on information reasonably available to the Issuer, no financing statements have been filed by any surety against the Company or any Subsidiary of the Company.

(f) there shall not have been (i) any suspension of trading in the Company’s common stock by the SEC or the NASDAQ or a suspension or limitation of trading generally in securities on the NASDAQ or any setting of limitations on prices for securities on any such exchange or market, (ii) a declaration of a banking moratorium by any Governmental Authority or the taking of any action by any Governmental Authority after the date hereof in respect of its monetary or fiscal affairs, or (iii) a material disruption in settlement or clearing services; and

(g) the Company shall have delivered to the Investor a fully executed fifth amendment to the Senior Credit Agreement, which amendment shall be reasonably satisfactory to Investor in all respects.

9. Covenant and Acknowledgment of the Company.  At or prior to 5:00 p.m., New York City time, on the first business day after the date hereof, the Company shall file a press release announcing the Exchange and the Purchase on Form 8-K, which press release the Company acknowledges and agrees will disclose all material non-public information, if any, with respect to the Exchange and the Purchase or otherwise communicated by the Company or its affiliates to the Investor in connection with the Exchange and the Purchase.

10. Waiver, Amendment.  Neither this Exchange and Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability.  Neither this Exchange and Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Company, the Guarantors or the Investor without the prior written consent of the other parties; provided, however, that the Investor, in its sole discretion and upon written notice to the Company, may assign the right to purchase the Purchased New Notes, together with the obligation to pay the Cash Amount, to an affiliate of the Investor so long as such affiliate is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) and enters into a joinder agreement to this Exchange and Subscription Agreement reasonably acceptable to the Company.

12. Taxation.  The Investor acknowledges that, if the Investor is a U.S. person for U.S. federal income tax purposes, either (1) the Company must be provided with a correct taxpayer identification number (“TIN”), generally a person’s social security or federal employer identification number, and certain other information on Internal Revenue Service (“IRS”) Form W-9, which is provided as an attachment hereto, and a certification, under penalty of perjury, that such TIN is correct, that the Investor is not subject to backup withholding (at a rate of 28%) and that the Investor is a United States person, or (2) another basis for exemption from backup withholding must be established.  The Investor further acknowledges that, if the Investor is a non-U.S. person for U.S. federal income tax purposes, (1) the Company must be provided the appropriate IRS Form W-8 signed under penalties of perjury, attesting to that non-U.S. Investor’s foreign status, and (2) the Investor may be subject to 30% withholding tax on certain payments made to such Investor unless such Investor properly establishes an exemption from, or a reduced rate of, withholding.

13. Waiver of Jury Trial.  EACH OF THE COMPANY, THE GUARANTORS AND THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS EXCHANGE AND SUBSCRIPTION AGREEMENT.

14. Governing Law/Venue.  THIS EXCHANGE AND SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.  Each of the Company, the Guarantors and the Investor (a) agrees that any legal suit, action or proceeding arising out of or relating to this agreement or the transactions contemplated hereby shall be instituted exclusively in the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York; (b) waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding; and (c) irrevocably consents to the jurisdiction of the aforesaid courts in any such suit, action or proceeding.  Each of the Company, the Guarantors and the Investor further agrees to accept and acknowledge service of any and all process that may be served in any such suit, action or proceeding in any such court and agrees that service of process upon the Company or the Guarantors mailed by certified mail to the Company’s address or delivered thereto by FedEx via overnight delivery shall be deemed in every respect effective service of process on the Company or the Guarantors in any such suit, action or proceeding, and service of process upon the Investor mailed by certified mail to the Investor’s address (as set forth in the signature page hereto, subject to the Investor’s right to hereafter designate one or more alternative addresses by notice to the Company) or delivered thereto by FedEx via overnight delivery shall be deemed in every respect effective service process upon the Investor in any such suit, action or proceeding.

15. Section and Other Headings.  The section and other headings contained in this Exchange and Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Exchange and Subscription Agreement.

16. Counterparts.  This Exchange and Subscription Agreement may be executed by one or more of the parties hereto in any number of separate counterparts (including by facsimile or other electronic means, including telecopy, email or otherwise), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Exchange and Subscription Agreement by facsimile or other transmission (e.g., “pdf” or “tif” format) shall be effective as delivery of a manually executed counterpart hereof.

17. Notices.  All notices and other communications to the Company provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses, or, in the case of the Investor, the address provided on the signature page below (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Layne Christensen Company 1800 Hughes Landing Boulevard, Suite 700 The Woodlands, TX 77380 Attention: Steve Crooke E-mail: Steve.Crooke@layne.com

18. Binding Effect.  The provisions of this Exchange and Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

19. Notification of Changes.  The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing that would cause any representation, warranty, or covenant of the Investor contained in this Exchange and Subscription Agreement to be false or incorrect in any material respect.

20. Reliance by Placement Agent.  The Placement Agent may rely on each representation and warranty of the Company or any Guarantor made herein or pursuant hereto (including, without limitation, in any officer’s certificate delivered pursuant hereto) with the same force and effect as if such representation or warranty were made directly to the Placement Agent.  The Company shall cause the legal opinions delivered pursuant to Section 8(a) hereof to also be addressed to the Placement Agent (or for reliance letters, in customary form, with respect thereto to be issued to the Placement Agent).  The Placement Agent shall be a third party beneficiary to this agreement to the extent provided in this Section 20.

21. Severability.  If any term or provision (in whole or in part) of this Exchange and Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Exchange and Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Exchange and Subscription Agreement as of the date first written above.

Investor:

By
Name:
Title:

Address:

Telephone:

State/Country of Residence:

Exchanged Principal Amount (integral multiple of $1,000)	$	[___]	(A)
× 90%
(A) × 90%	$	[___]	(C)
If (C) is an integral multiple of $1,000, insert (C); otherwise, insert the nearest higher or lower number that is an integral multiple of $1,000	$	[___]	(D)
Rounding Adjustment: (D) – (C)	$	[___]	(E)

Purchased Principal Amount (integral multiple of $1,000) (must be the same as (D))	$	[___]	(F)
× 100%
Cash Purchase Price: (F) × 100%	$	[___]	(G)

Unpaid interest that has accrued on the Exchanged Old Notes from, and including, November 15, 2014 to, but excluding, the Closing Date	$	[___]	(H)*

Cash Amount: (G) – (H) + (E)	$	[___]

Aggregate Principal Amount of New Notes to be Issued to Investor: (D) + (F)	$	[___]

DTC Account for Delivery of New Notes:

DTC Participant Name:

*

Such amount of accrued and unpaid interest will be increased in accordance with the terms of the Indenture governing the Exchanged Old Notes if the Closing Date occurs after the fifteenth trading day after the date hereof.

[Signature Page to Exchange and Subscription Agreement]

LAYNE CHRISTENSEN COMPANY

By
Name:
Title:

GUARANTORS

BENCOR CORPORATION OF AMERICA-
FOUNDATION SPECIALIST
BOYLES BROS. DRILLING COMPANY
CHRISTENSEN BOYLES CORPORATION
COLLECTOR WELLS INTERNATIONAL, INC.
FENIX SUPPLY LLC
INLINER TECHNOLOGIES, LLC
INTERNATIONAL DIRECTIONAL SERVICES, L.L.C.
LAYNE HEAVY CIVIL, INC.
LAYNE INLINER, LLC
LAYNE INTERNATIONAL, LLC
LAYNE SOUTHWEST, INC.
LAYNE TRANSPORT CO.
LINER PRODUCTS, LLC
MEADORS CONSTRUCTION CO., INC.
MID-CONTINENT DRILLING COMPANY
REYNOLDS WATER ISLAMORADA, LLC
VIBRATION TECHNOLOGY, INC.
W.L. HAILEY & COMPANY, INC.

By
Name:
Title:

[Signature Page to Exchange and Subscription Agreement]

Annex I

Security Agreements

1.

Security Agreement, dated as of the Closing Date, among Layne Christensen Company and certain of its subsidiaries, as pledgors, and U.S. Bank National Association, as collateral agent (the “Security Agreement”).

2.

Intercreditor and Subordination Agreement, dated as of the Closing Date, among PNC Bank, National Association, U.S. Bank National Association and, with respect to Section 17(f)(4), Layne Christensen Company and certain of its subsidiaries (the “Intercreditor Agreement”).

3.

Patent Security Agreement, dated as of the Closing Date, by Layne Christensen Company, Inliner Technologies, LLC and Christensen Boyles Corporation, as pledgors, and U.S. Bank National Association, as collateral agent.

4.

Trademark Security Agreement, dated as of the Closing Date, by Layne Christensen Company, Bencor Corporation of America-Foundation Specialist, Inliner Technologies, LLC and Layne Heavy Civil, Inc., as pledgors, and U.S. Bank National Association, as collateral agent.

5.	First Amended and Restated Intercompany Subordinated Demand Promissory Note, dated as of the Closing Date, by Layne Christensen Company and certain of its subsidiaries.

I-1

Annex II

Perfection Actions

Filings/Filing Offices

Type of Filings*	Entity	Applicable Security Agreement[1]	Jurisdictions
UCC-1	Layne Christensen Company	Security Agreement	Delaware
UCC-1	Bencor Corporation of America-Foundation Specialist	Security Agreement	Delaware
UCC-1	Boyles Bros. Drilling Company	Security Agreement	Utah
UCC-1	Christensen Boyles Corporation	Security Agreement	Delaware
UCC-1	Collector Wells International, Inc.	Security Agreement	Ohio
UCC-1	Fenix Supply, LLC	Security Agreement	Delaware
UCC-1	Inliner Technologies, LLC	Security Agreement	Indiana
UCC-1	International Directional Services, L.L.C.	Security Agreement	Delaware
UCC-1	Layne Heavy Civil, Inc.	Security Agreement	Indiana
UCC-1	Layne Inliner, LLC	Security Agreement	Indiana
UCC-1	Layne International, LLC	Security Agreement	Delaware
UCC-1	Layne Southwest, Inc.	Security Agreement	New Mexico
UCC-1	Layne Transport Co.	Security Agreement	Indiana
UCC-1	Liner Products, LLC	Security Agreement	Indiana
UCC-1	Meadors Construction Co., Inc.	Security Agreement	Florida
UCC-1	Mid-Continent Drilling Company	Security Agreement	Delaware
UCC-1	Reynolds Water Islamorada, LLC	Security Agreement	Delaware
UCC-1	Vibration Technology, Inc.	Security Agreement	Delaware
UCC-1	W. L. Hailey & Company, Inc.	Security Agreement	Tennessee

*	UCC-1 financing statement, fixture filing, mortgage, intellectual property filing or other necessary filing.
[1]	Mortgage, Security Agreement or other.

II-1

Type of Filings*	Entity	Applicable Security Agreement[1]	Jurisdictions
Mortgage/Fixture	Layne Christensen Company	Mortgage, Security Agreement and Fixture Filing	Fulton County, Georgia
Mortgage/Fixture	Layne Christensen Company	Mortgage, Security Agreement and Fixture Filing	Seminole County, Florida
Mortgage/Fixture	Layne Christensen Company	Mortgage, Security Agreement and Fixture Filing	Maricopa County, Arizona
Mortgage/Fixture	Layne Christensen Company	Mortgage, Security Agreement and Fixture Filing	Maricopa County, Arizona
Mortgage/Fixture	Layne Christensen Company	Mortgage, Security Agreement and Fixture Filing	San Bernadino County, California
Mortgage/Fixture	Layne Heavy Civil, Inc.	Mortgage, Security Agreement and Fixture Filing	Fulton County, Georgia
Mortgage/Fixture	Layne Christensen Company	Mortgage, Security Agreement and Fixture Filing	San Bernadino County, California
Patent Security Agreement	Layne Christensen Company	Security Agreement	USPTO
Patent Security Agreement	Christensen Boyles Corporation	Security Agreement	USPTO
Patent Security Agreement	Layne Inliner, LLC	Security Agreement	USPTO
Trademark Security Agreement	Layne Christensen Company	Security Agreement	USPTO
Trademark Security Agreement	Inliner Technologies, LLC	Security Agreement	USPTO
Trademark Security Agreement	Bencor Corporation of America-Foundation Specialist	Security Agreement	USPTO
Trademark Security Agreement	Layne Heavy Civil, Inc.	Security Agreement	USPTO
Trademark Security Agreement	Liner Products, LLC	Security Agreement	USPTO

II-2

Annex III

Legal Opinion of Stinson Leonard Street LLP

(See attached.)

Annex IV

Legal Opinions of Local Counsel

(See attached.)

Annex V

Certain Terms of the New Notes

Issuer	Layne Christensen Company, a Delaware corporation.

Notes	8.00% Senior Secured Second Lien Convertible Notes.

Aggregate Principal Amount of Notes Offered in the Exchange and Purchase	Approximately $99.9 million.

Interest Rate	8.00% per annum.

Initial Conversion Price	Approximately $13.00 per share of the Issuer’s common stock.

Initial Conversion Rate	76.9231 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Estimated Net Proceeds to the Issuer

Approximately $45.1 million, after deducting placement agency discounts and commissions, estimated offering expenses payable by the Issuer and accrued and unpaid interest on the Old Notes delivered in exchange for the Notes.

CUSIP Number	521050 AC8

ISIN Number	US521050AC83

Adjustment to Shares Delivered upon Conversions in Connection with a Make-Whole Fundamental Change	The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$8.36	$10.50	$13.00	$15.50	$18.20	$23.00	$30.00	$40.00	$50.00	$75.00
February 26, 2015	42.6941	42.6159	30.6713	23.3023	18.3052	13.1652	9.3785	6.7330	5.2980	3.4937
May 1, 2015	42.6941	40.3455	29.4655	22.2033	17.3284	12.3778	8.7860	6.3048	4.9640	3.2769
May 1, 2016	42.6941	37.6535	24.4338	17.6201	13.2835	10.4012	7.7541	5.6163	4.4502	2.9544
May 1, 2017	42.6941	31.9321	18.2957	12.0594	8.8221	6.5617	4.8729	3.3621	2.5548	1.5154
May 1, 2018	42.6941	26.8509	10.0703	6.0876	4.4137	3.4573	2.5736	1.8766	1.4754	0.9436
May 1, 2019	42.6941	20.3150	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

V-1